[Cryocon, Inc. letterhead]


July 12, 2002


United States Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington,  D C 20549

RE:  Cryocon, Inc. ("the Company")- File No. 333-55284

Dear Sir or Madam:

The Company hereby requests withdrawal of its Form SB2 Registration Statement (File No. 333-55284, previously filed as an S-3 Registration Statement). We request this withdrawal because we do not intend to pursue the proposed sales presented in the Form SB-2. Please be advised that no offers or securities sales will be made (or have been made) pursuant to the Form SB-2.

Sincerely yours,

/s/J. Brian Morrison


J. Brian Morrison
Chairman of the Board and Chief Executive Officer